UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
Date of Report: September, 2018
Commission File Number: 001-37959

trivago N.V.
(Exact Name of Registrant as Specified in Its Charter)

Kesselstraße 5-7
40221 Düsseldorf
Federal Republic of Germany
+49 211 54065110
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On September 14, 2018, PAR Investment Partners, L.P. (“PAR Capital”) entered into a stock purchase agreement, pursuant to which it agreed to purchase 7,000,000 American depositary shares (“ADSs”) representing Class A shares of trivago N.V. ("trivago") from Peter Vinnemeier and Malte Siewert (the “Selling Shareholders”), founders and former managing directors of trivago. The ADSs are being purchased at a price of $4.47 per ADS in a private transaction that is exempt from registration under the U.S. Securities Act of 1933, as amended (the "Securities Act"). No shares are being sold by trivago, and trivago will receive no proceeds from the transaction. The Selling Shareholders will receive all of the proceeds from the sale.

The securities sold in the transaction have not been registered under the Securities Act, and may not be offered or sold in the U.S. absent registration or an applicable exemption from registration requirements. The ADSs sold by the Selling Shareholders to PAR Capital are restricted securities, and PAR Capital has agreed to a six-month lock-up period. The transaction is expected to close on or about September 17, 2018 subject to customary closing conditions.

This current report shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor shall there be any sales of the notes in any jurisdiction in which such offer, solicitation or sales would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Forward looking statements

This current report contains certain forward-looking statements. Words, and variations of words such as "believe," "expect," "plan," "continue," "will," "should," and similar expressions are intended to identify our forward-looking statements. These forward-looking statements involve risks and uncertainties, many of which are beyond our control, and important factors that could cause actual events and results to differ materially from those in the forward-looking statements. For additional information factors that could affect our forward-looking statements, see our risk factors, as they may be amended from time to time, set forth in our public filings with the Securities and Exchange Commission. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this press release, except as required by applicable law or regulation.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

trivago N.V.

Date: September 14, 2018	By:	/s/ Axel Hefer
Axel Hefer
(Chief Financial Officer)